U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10SB
Amendment #1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Montpellier Group, Inc.
(Name of Small Business Issuer in its charter)

Delaware	91-2026829
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

2534 Kapiolani Boulevard, #204
Honolulu, Hawaii	96825
(Address of principal executive office)	(Zip Code)
Box 235248 Honolulu Hawaii	96823-3504
(Address for postal service)

Issuer’s telephone number (888) 332-5511

Securities to be registered under Section 12(g) of the Act:

Common Shares

Charles Clayton
12 S. Sixth Street
Minneapolis, Minnesota 55402
(612) 338-3738
(Agent for Service)

Item 1.     Description of Business

          Montpellier Group, Inc. was incorporated in the State of Delaware in November, 2001.

          Montpellier Group, Inc. is a coaching and consulting company. It provides professional coaching services to individuals, business organizations and other groups. Consulting services are available for entrepreneurs and companies who require assistance during reorganization or periods of business change. It operates as an independent company that makes itself available on a contract basis.

          Executive and life coaching is a business that has evolved over the last 12 years in response to needs of individuals and those who hold positions of responsibility in large corporations.

          During this evolution it has become obvious that people need coaching on other parts of their lives, in addition to what goes on in the corporate world. This has led to relationship coaching couples, coaching life transition, coaching individuals on various problems, and team coaching.

          The lead has been primarily by coaches and coaching organizations within the United States. There are now 10 schools that work in conjunction with the International Coaches Federation to develop education and maintain standards of excellence. Coaching is beginning to emerge in Europe, mostly in Norway and Great Britain, and Japan is taking the lead in Asia.

          The two principals of this company have a great deal of experience in business and personal growth, and expertise and training in this field of transformational work. They have developed a small client group, all of whom are independent entrepreneurs. The coaching is designed to enable them to establish clear and achievable goals for themselves and their business ventures.

          Corporate coaching isn't used solely to improve job performance, and is no longer the exclusive domain of executives. All kinds of people, from entrepreneurs, to new hires, to the recently retired use coaches to move into second careers, to prepare for promotion and to refocus or refine communications skills.

          Presently asking for the help of a coach isn't seen as an admission of weakness as much as a commitment to personal and professional growth. There are many applications for coaching, including life skills, business development, transitions, job searches, career counseling, financial planning, work life balance and stress management.

          We have pursued training and development for Mr. Hayward through the Coaches Training Institute at the following courses: June, 2002, two courses in

Vancouver, July, 2002 a course in Novato, California, a course in San Rafel, California, and a course in Corte Madera, California; in August, 2002 two courses in Sebastopol, California; and in January, 2003 two courses in Sebestopol, California.

          We provide personal, one on one coaching, which is available by telephone, e-mail or face to face. We provide executive coaching for professionals and executives who wish to develop skills and an expanded repertoire, which is available by telephone, in person or by e-mail. We provide team coaching designed to create a sense of team identity and shared purpose by telephone or in person. We provide company coaching from outside the organization to facilitate the development of a specific set of goals, this is on site with follow ups in person, by telephone or e-mail.

          We have developed a workshop arm which we call the Relationship Collective. This is used to offer workshops designed to throw light on how people interact together in business and personal modalities, and to promote the business of the Company. Since inception of the Company we have conducted workshops in Santa Cruz, California in October, 2002, one in San Diego, California in December, 2002, another in Vancouver in December, 2002 and one in San Diego in February, 2003. These workshops have an entry fee that basically covers the overhead of the workshop. It is anticipated that the workshops will become a source of referrals and revenue.

          The Relationship Collective was formed to run workshops in California, and then, hopefully, to expand to other areas. There are two coach partners in the collective, one in San Diego and the other in Santa Cruz.

          The Company has contact with over 100 active coaches in North America and Europe, that are fellow students and members of the Coaches Training Institute. He informs them of his activities and looks to them for referrals. There are no agreements with any of them.

          Revenue will be from activities and consulting. A coach typically charges between $150 and $300 for each half hour session, whether paid by the company or the individual.

          Montpellier Group, Inc. owns the name montpelliercoaching.com. The web site design is presently under development , and should be fully operational by mid 2003.

          Two sister web sites yourcoachpaul.com and paulcoach.com will be activated shortly. They will be designed to offer professional coaching services, along with coaching software, books, e-media, e-mail coaching and live tele-classes. The web site will also have advertisements for magazines, newsletters, publications and coaching software in an attempt to generate additional revenue.

           We have no special competitive advantage over other competitors, nor is it particularly at risk from other coaches, because the market for coaching is relatively new and expanding.

          We are designed to provide coaching to both individuals and organizations. Workshops and talks to key groups and decision makers are tools for growing the client base. We will market by the web site, workshops and seminars, word of mouth, and eventually advertising.

          Mr. Hayward has developed a 2 day workshop called "Family Geography," which is an experimental study of family origin and how it impacts an individual and subsequent behavioral patterns. No efforts have been made to protect this, or any other intellectual property. There are no patents, trademarks, licenses, franchises that are material to our business.

          We began actual coaching in June, 2002. During the period from June, 2002 through December, 2002 we had 12 different clients, for a total of 168 hours. At the present time there are 4 full time clients. All clients came from word of mouth referals.

          We are a development stage company. We have commenced operations, but they have been limited. We have generated revenue, but it has been limited. We do have a "going concern" opinion from our auditor.

          We have two employees, one full time and one part time, there is no employment contract with either.

Item 2.      Plan of Operation

          We anticipate that we will need between $50,000 and $100,000 to expand the business in the next 12 months. We have no present plan to obtain the money, either as debt or equity. We do not foresee a significant change in the number of employees in the next 12 months.

          The web site is now out for bid on design. When we see the amount needed to design the web site, and the amount needed for maintenance, which will be done through an outside company, we will assess the amount of money needed to carry the Company through the rest of the next 12 months. The amount of money needed will dictate whether we seek to do it through debt or equity. We hope to have the web site operational by mid year, 2003.

          The business we are in is not capital intensive. We feel the best formula for success is hard work and perseverance. However, given that this is a new company, with limited financial resources, it may be difficult to raise the required money to implement our business plan.

Item 3.       Description of Property

          None

Item 4.       Security Ownership of Certain Beneficial Owners and Management

          There are presently 6,550,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.

	Shares of	Percent of
Name	Common Stock	ownership

Paul Hayward	1,000,000	15%
10-1917 W. 4th Ave
Vancouver, Canada

Donna Loui	3,000,000	46%
380 West 1st Ave
Vancouver, Canada

Directors and Officers	4,000,000	61%
as a group

Item 5.       Directors, Executive Officers, Promoters and Control Persons

          The executive officers and directors of the company, with a brief description are as follows:

Name	Position

Donna Loui	President, Treasurer, Director

Paul Hayward	Secretary, Director

          Donna Loui, Ms Loui is the President, Treasurer and a Director of the Company. Ms Loui was a realtor with Windermere Real Estate in the State of Washington and British Columbia from 1994 to 1997. Between 1997 and 2002 she acted as a fabric purchaser and import/export expert for Mr. Jax and Koret Vancouver, companies owned by Kellwood Corporation. She joined the Company in July of 2002.

          Paul Hayward, Mr. Hayward is the Secretary and a Director of the Company. From 1994 to 1997 he was investor relations counsel to Datotech Systems, Inc. and from 1997 to 1998 he was investor relations counsel to Europa Resources, Inc. He was President of 5 Starliving Online, Inc. from 1998 to 2001, and a director and Treasurer of Viral Genetics, Inc. until August of 2002. He was President of this Company from inception until August, 2002.

          There are no employment contracts with either at this time.

Item 6.       Executive Compensation

          There are no officers or directors that received compensation in excess of $60,000 or more during the last year.

Item 7.       Certain Relationships and Related Transactions

          None

Item 8.       Legal Proceedings

          None

Item 9.       Market for Common Equity and Related Shareholder Matters

          The Company’s common stock has not traded at this time.

          There are 32 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.

Item 10.     Recent Sales of Unregistered Securities

Name	Date	Shares	Cost

Edgar Angeles	5/02	10,000	$100.00
Lana Angeles	5/02	10,000	$100.00
Paul Bullen	6/02	5,000	$50.00
Kim Bullen	6/02	5,000	$50.00
Kevin Bullen	6/02	5,000	$50.00
Randy Phil Fajardo	5/02	10,000	$100.00
Jorge Gaviria	5/02	10,000	$100.00
Sharon E. Gipperich	4/02	10,000	$100.00
Clint Gipperich	4/02	10,000	$100.00
Ryan J. Gipperich	4/02	5,000	$50.00
Liam K. Gipperich	4/02	5,000	$50.00
Glen Gipperich	4/02	5,000	$50.00
Eileen Hayward	3/02	10,000	$100.00
Paul Hayward	11/01	1,000,000	$1,000.00
Nicole Hayward	6/02	5,000	$50.00
Don Leslie	5/02	10,000	$100.00
Lance Leslie	5/02	10,000	$100.00
Lisa Leslie	5/02	10,000	$100.00
Doris Leung	5/02	10,000	$100.00
Donna Loui	6/02	3,000,000	$3,000.00
Joanne Loui	2/02	10,000	$100.00
Lena W. Loui	2/02	10,000	$100.00
Michael Ong	5/02	10,000	$100.00
Dr. Sally Ann Redwood	3/02	10,000	$100.00
Guillermo Rodriguez	5/02	10,000	$100.00
Sue Sutton	3/02	10,000	$100.00
Geoff Sutton	3/02	10,000	$100.00
Chris Summerton	6/02	5,000	$50.00
Vince K. Wong	6/02	10,000	$100.00
Holly HY Wong	6/02	10,000	$100.00
Huana Wong	6/02	5,000	$50.00
Erin Wong	6/02	5,000	$50.00

          All of these shares were sold pursuant to a Private Placement Memorandum to non residents of the United States.

          There was no underwriter on the sales of any of the securities, and no commissions were paid.

          The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a)

each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.

Item 11.     Description of Securities

          The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

          Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

          The preferred shares have not been designated any preferences.

          Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in “penny stocks” are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company’s securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.

Item 12.     Indemnification of Directors and Officers

          Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

Item 13.     Financial Statements

          Please see the attached Financial Statements.

Item 14.     Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          None.

Item 15.     Financial Statements and Exhibits

(a)	Please see the attached Financial Statements

(b)	Exhibits:

3. Articles of Incorporation and bylaws

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 4, 2003	Montpellier Group, Inc.

/s/ Donna Loui________________________
Donna Loui, President, Treasurer, Director

/s/ Paul Hayward______________________
Paul Hayward, Secretary, Director

MONTPELLIER GROUP, INC.
(A Development Stage Company)

BALANCE SHEET
(Unaudited)

	JANUARY 31	OCTOBER 31
	2003	2002

	(Unaudited)	(Audited)
ASSETS

Current
Cash	$800	$195

LIABILITIES

Current
Accounts payable and accrued liabilities	$2,600	$2,500
Due to shareholder (Note 4)	13,777	85
Deferred revenue	6,066	-

	22,443	2,585

SHAREHOLDERS’ DEFICIENCY

Share Capital
Authorized:
80,000,000 common shares, par value $ 0.0001 per share
20,000,000 preferred shares, par value $0.0001 per share

Issued and outstanding:
6,500,000 common shares at January 31, 2003 and
October 31, 2002	650	650

Additional paid-in capital	5,850	5,850

Deficit Accumulated During The Development Stage	(28,143)	(8,890)

	(21,643)	(2,390)

	$800	$195

MONTPELLIER GROUP, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)

		PERIOD FROM	PERIOD FROM
	THREE	INCEPTION	INCEPTION
	MONTHS	NOVEMBER 26	NOVEMBER 26
	ENDED	2001 TO	2001 TO
	JANUARY 31	JANUARY 31	JANUARY 31
	2003	2002	2003

Revenue	$1,742	$-	$1,742

Expenses
Bank charges	35	-	75
Domain registration	-	-	35
Interest expense	100	-	100
Professional fees	2,000	-	4,500
Office and sundry	360	-	575
Travel and training	18,500	-	24,600

	20,995	-	29,885

Net Loss For The Period	19,253	-	$28,143

Deficit Accumulated During The
Development Stage, Beginning Of Period	8,890	-

Deficit Accumulated During The
Development Stage, End Of Period	$28,143	$-

Net Loss Per Share	$0.01	$-

Weighted Average Number Of Common
Shares Outstanding	6,500,000	1,000,000

MONTPELLIER GROUP, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
(Unaudited)

		PERIOD FROM	PERIOD FROM
	THREE	INCEPTION	INCEPTION
	MONTHS	NOVEMBER 26	NOVEMBER 26
	ENDED	2001 TO	2001 TO
	JANUARY 31	JANUARY 31	JANUARY 31
	2003	2002	2003

Cash Flows From Operating Activities
Net loss for the period	$(19,253)	$-	$(28,143)

Adjustments To Reconcile Net Income To Net
Cash Used By Operating Activities
Accounts payable and accrued liabilities	100	-	2,600
Deferred revenue	6,066	-	6,066

	(13,087)	-	(19,477)

Cash Flows From Financing Activities
Common stock issued	-	1,000	6,500
Advances from shareholders	13,692	-	13,777

	13,692	1,000	20,277

Increase In Cash	605	1,000	800

Cash, Beginning Of Period	195	-	-

Cash, End Of Period	$800	$1,000	$800

MONTPELLIER GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Unaudited)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of January 31, 2003 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the October 31, 2002 audited financial statements and notes thereto.

2.	NATURE OF OPERATIONS

	a)	Organization

The Company was incorporated in the state of Delaware, U.S.A. on November 26, 2001.

	b)	Year End

The Company’s fiscal year end is October 31.

	c)	Development Stage Activities and Going Concern

The Company intends to operate internet web sites which will be designed to facilitate the marketing of personal and corporate coaching sessions on the internet. The web sites will also have advertisements for magazines, newsletters, publications and coaching software.

Since inception, the Company has suffered recurring losses and net cash outflows from operations. The Company expects to continue to incur substantial losses to complete the development of its business. Since its inception, the Company has funded operations through common stock issuances and related party loans in order to meet its strategic objectives. Management believes that sufficient funding will be available to meets its business objectives, including anticipated cash needs for working capital, and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence its business operation. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MONTPELLIER GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Development Stage Company

The Company is a development stage company as defined in the Statements of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

	b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

	c)	Revenue Recognition

Revenue generated by corporate coaching activities is considered earned when the service is provided.

	d)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 –“Accounting for Income Taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all if a deferred tax asset will not be realized, a valuation allowance is recognized.

MONTPELLIER GROUP, INC.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	e)	Stock Based Compensation

The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 –“Accounting for Stock Issued to Employees”. The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 – “Accounting for Stock Based Compensation”, which require disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

	f)	Foreign Currency Translation

The Company’s base of operations is in Vancouver, Canada, and its functional currency is the Canadian dollar. The financial statements have been translated using the current method whereby the assets and liabilities are translated at the year end exchange rate, capital accounts at the historical exchange rate, and revenues and expenses at the average exchange rate for the period. If material, adjustments arising from the translation of the Company’s financial statements are included as a separate component of shareholders’ equity.

	g)	Financial Instrument

The Company’s financial instrument consists of cash.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from this financial instrument. The fair value of this financial instrument approximate its carrying value, unless otherwise noted.

	h)	Net Loss Per Share

The loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share is not presented, as the impact of the exercise of options is anti-dilutive.

4.

DUE TO SHAREHOLDER

The Company arranged an unsecured line of credit with a shareholder. The line of credit to a maximum of $30,000 bears interest at the rate of 5% per annum with all outstanding principal and accrued interest payable by December 1, 2005.